Exhibit 21.1

BellRing Brands, Inc.

List of Subsidiaries

Below is a list of subsidiaries of BellRing Brands, Inc. after giving effect to the Formation Transactions described under “Prospectus Summary—Formation Transactions” in the accompanying prospectus.

Name of Subsidiary	Jurisdiction of Organization
BellRing Brands, LLC	Delaware
TA/DEI-A Acquisition Corp.	Delaware
Dymatize Enterprises, LLC	Delaware
Premier Nutrition Company, LLC	Delaware
Supreme Protein, LLC	Delaware
Active Nutrition International GmbH	Germany